

Mail Stop 3561

October 26, 2016

Via E-mail
Mr. Richard F. Westenberger
Chief Financial Officer
Carter's, Inc.
Phipps Tower
3438 Peachtree Road NE, Suite 1800
Atlanta, Georgia 30326

> **Re:** **Carter's, Inc.**
> **Form 10-K for the Fiscal Year Ended January 2, 2016**
> **Response dated October 19, 2016**
> **File No. 001-31829**

Dear Mr. Westenberger:

We have reviewed your October 19, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 4, 2016 letter.

Form 10-K for the Fiscal Year ended January 2, 2016

Item 8. Financial Statements and Supplementary Data

Note 19 – Valuation and Qualifying Accounts, page 84

1. We note your response to comment 1. In future filings, please clarify here that the sales returns reserves activity includes only wholesale customers and not retail customers.

You may contact Raj Rajan at (202) 551-3388 or me at (202) 551-3769 if you have any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and Mining